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10029564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AKIN BAY COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 THIRD AVENUE
(No. and Street)

NEW YORK (City) N.Y. (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES RYBAKOFF (212) 583 - 9800
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

MAR 02 2010

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEUER & ORLANDO, LLP

Washington, DC 107

(Name – *if individual, state last, first, middle name*)

350 FIFTH AVENUE, SUITE 7116 (Address) NEW YORK (City) N.Y. (State) 10118 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES RYBAKOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AKIN BAY COMPANY, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/26/10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Colleen O'Keefe
Notary Public State of New York
No.01OK6085584
Qualified in New York County
Commission expires Dec. 30, 2010

AKIN BAY COMPANY, L.L.C.

INDEX

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

INDEPENDENT AUDITORS' REPORT

Member of Akin Bay Company, L.L.C.
New York, New York

We have audited the accompanying balance sheet of Akin Bay Company, L.L.C. at December 31, 2009 and the related statements of operations, member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Akin Bay Company, L.L.C. at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feuer & Orlando, LLP

New York, New York
February 25, 2010

350 FIFTH AVENUE • SUITE 7116 • NEW YORK, NY 10118 • TEL: (212) 736-5500 • FAX: (212) 736-5601

AKIN BAY COMPANY, L.L.C.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Current Assets:	
Cash	**$ 3,199**
Notes receivable – current	**200,000**
Due from member	**5,554,464**
Total Current Assets	**5,757,663**
Property and equipment, net of accumulated depreciation $250,512	**78,162**
Other Assets - security deposits	**16,148**
Total Assets	**$5,851,973**

LIABILITIES AND MEMBER'S CAPITAL

Current Liabilities - accounts payable and accrued expenses	**$ 17,449**
Commitments	
Member's Capital	**5,834,524**
Total Liabilities and Member's Capital	**$5,851,973**

The accompanying notes are an integral part of these financial statements.

AKIN BAY COMPANY, L.L.C.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Consulting fees	$ 465,272
Interest	31
Total income	465,303
XPENSES:	
Compensation - and related expenses	185,637
Office, general and administrative	212,882
Rent and occupancy costs	148,555
Professional fees	299,140
Regulatory fees	2,390
Depreciation	19,432
	868,036
Total expenses	
Loss from operations	(402,733)
OTHER INCOME (EXPENSE):	
Realized loss on sale of securities	(67,835)
Net loss before taxes	(470,568)
NYC Unincorporated tax benefit	(80,878)
Net and Comprehensive loss	$ (389,690)

The accompanying notes are an integral part of these financial statements.

AKIN BAY COMPANY, L.L.C.
STATEMENT OF MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2009

	Accumulated Other Comprehensive Income	Member's Capital
January 1, 2009	$ (67,835)	$ 6,156,379
Net loss for year	--------	(389,690)
Reclassification adjustment for losses on available-for-sale securities included in net loss	67,835	67,835
December 31, 2009	$ --------	$ 5,834,524

The accompanying notes are an integral part of these financial statements.

AKIN BAY COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net Loss	$ (389,690)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	19,432
Write-off – worthless security	75
Realized loss on securities	67,835
Change in operating assets and liabilities:	
Accounts receivable	749,960
Note receivable	400,000
Other receivable	20,100
Due from member	(793,083)
Accounts payable and accrued expenses	(3,574)
NYC unincorporated tax payable	(47,915)
Deferred NYC unincorporated tax payable	(50,444)
Net cash used in operating activities	(27,304)
Cash flows from investing activities:	
Purchases of property and equipment	(8,782)
Decrease in cash	(36,086)
Cash, beginning of year	39,285
Cash, end of year	$ 3,199

The accompanying notes are an integral part of these financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

Akin Bay Company, L.L.C. (the "Company") is a limited liability company pursuant to the adoption and filing of an operating agreement in the State of New York effective June 19, 1996. The Company is primarily engaged in providing investment advisory services to its clients. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual basis.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's ability to assess the credit worthiness of its clients. The Company does not currently see a concentrated credit risk associated with receivables, repayment is dependent upon the financial stability of its clients.

Allowance for Doubtful Accounts

The Company estimates uncollectibility of trade accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of and need for an allowance for doubtful accounts.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five to ten years.

Income Taxes

Provisions for federal and state income taxes have not been recorded, as the Company is taxed as a sole proprietor. Under New York City tax regulations limited liability companies are taxed on the income earned during the year.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company recognizes revenue as the related consulting services are provided.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset. Management believes that there are no impaired long-lived assets at December 31, 2009.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Following is a summary of fixed assets by classification and total accumulated depreciation as of December 31, 2009:

	Asset cost	Accumulated depreciation
Office furniture	$146,606	$ (91,620)
Computer equipment	182,068	(158,892)
	$328,674	$(250,512)

Depreciation expense for the year ended December 31, 2009 was $19,432.

NOTE 5 - COMMITMENTS

On August 18, 2006, The Company executed a second amendment to its office, which was extended for five years commencing on October 1, 2006 and ending on September 30, 2011 with an annual fixed rent of $136,382. The office lease is personally guaranteed by the member. At December 31, 2009, minimum future rental payments under the office lease are as follows:

	December 31st
2010	136,382
2011	102,287
Total minimum payments	$238,669

Rent expense associated with this lease was $148,856 for the year ended December 31, 2009. At December 31, 2009, there are currently no rentals under noncancellable operating leases with a remaining lease term of one year or more.

NOTE 6 - CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consists principally of cash. The Company's cash balances exceeded the S.I.P.C. insured limit at certain times during the year. Management has placed these funds in high quality institutions in order to minimize the risk.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2009, the Company has net capital, as defined, of $(14,250) which is $19,250 deficient of its required net capital of $5,000. The Company has aggregate indebtedness of $17,449. The Company's ratio of aggregate indebtedness to net capital is not significant.

NOTE 8 – SUBSEQUENT EVENT

The Company has evaluated subsequent events through February 25, 2010 the date the financial statements were available for issuance.

AKIN BAY COMPANY, L.L.C.
COMPUTATION OF NET CAPITAL, PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2009

Total member's capital	$5,834,524
Less non-allowance assets:	
Note receivable – current	200,000
Property and equipment, net	78,162
Security deposit	16,148
Due from member	5,554,464
Net capital	(14,250)
Minimum net capital requirement	5,000
Net capital deficiency	$ (19,250)
Ratio of aggregate indebtedness to net capital at December 31, 2009	not meaningful

Reconciliation of net capital (included in part II of Form X-17A-5 as of December 31, 2009) between the original and audited filing:

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$ (22,207)
Total net changes from profit and loss items	(2,975)
Difference of original to audited nonallowable assets	10,932
Audited net capital	$ (14,250)

The accompanying notes are an integral part of these financial statements.

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of Akin Bay Company, LLC

In planning and performing our audit of the financial statements of Akin Bay Company, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (including control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

350 FIFTH AVENUE • SUITE 7116 • NEW YORK, NY 10118 • TEL: (212) 736-5500 • FAX: (212) 736-5601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use and information of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fever + Orlando, LLP

New York, New York
February 25, 2010